

January 19, 2024

Jon Rousseau
President and Chief Executive Officer
BrightSpring Health Services, Inc.
805 N. Whittington Parkway
Louisville, Kentucky 40222

      Re: BrightSpring Health Services, Inc.
          Amendment No. 2 to Registration Statement on Form S-1
          Filed January 17, 2024
          File No. 333-276348

Dear Jon Rousseau:

      We have reviewed your amended registration statement and have the following comment(s).

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 2, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed January 17, 2024

Exhibits

1.   We note that the legality opinions filed as Exhibits 5.1 and 5.2 assume that when the Board, or a duly authorized committee of the Board, has taken all necessary corporate action to authorize and approve the issuance of the respective securities, such securities will be validly issued, fully paid and nonassessable or will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. Once the Board has approved the 15.7027 for-one stock split of the Company's common stock or taken any other requisite corporate action, please file revised opinions that do not assume appropriate corporate actions have been taken to authorize the issuance of the respective securities. For guidance, please see Section II.B.3.a of Staff Legal Bulletin No. 19 (CF).

   Please contact Kristin Lochhead at 202-551-3664 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Margaret Sawicki at 202-551-7153 with any other questions.

                Sincerely,

                Division of Corporation Finance
                Office of Industrial Applications and
                Services

cc: Sunny Cheong, Esq.